Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to Class A ordinary shares, par value US$0.00001 per share, of Full Truck Alliance Co. Ltd., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 18, 2022.

Peter Hui Zhang

By:	/s/ Peter Hui Zhang
Name:	Peter Hui Zhang
Title:	Chief Executive Officer and Director

Full Load Logistics Information Co., Ltd

By:	/s/ Peter Hui Zhang
Name:	Peter Hui Zhang
Title:	Authorized Signatory